

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 20, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert M. McLaughlin
Senior Vice President and Chief Financial Officer
Airgas, Inc.
259 North Radnor-Chester Road; Suite 100
Radnor, PA 19087-5283

> **RE:** **Form 10-K for the fiscal year ended March 31, 2009**
> **File No. 001-09344**

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief